April 15, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Invesco Exchange-Traded Fund Trust II

1933 Act Registration No. 333-147611

1940 Act Registration No. 811-22147

Ladies and Gentlemen:

On behalf of Invesco Exchange-Traded Fund Trust II (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended and Rule 485(a)(1) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 718 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to reflect certain changes to the investment objective, principal investment strategy, index provider and underlying index of Invesco China Technology ETF.

Please send copies of all correspondence with respect to this Amendment to the undersigned or contact me at (630) 315-2349.

Very truly yours,

/s/ Abigail Murray

Abigail Murray
Senior Counsel

800 983 0903    invesco.com/ETFs    @Invesco/ETFs